CODESMART HOLDINGS, INC.
275 Seventh Avenue, 5th Floor
New York, NY 10001

November 26, 2013

BY EDGAR
Mr. Ethan Horowitz, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CodeSmart Holdings, Inc. (the “Company”)
Current Report on Form 8-K filed November 19, 2013 (the “8-K”)
File No. 333-180653

Dear Mr. Horowitz:

Reference is made to your comment letter, dated November 22, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter followed by the Company’s response thereto:

Comment #1:

Form 8-K Filed November 19, 2013
Exhibit 7

1.           Please obtain and file a letter from your former independent accountant as an Exhibit 7 to your amended Form 8-K. This letter should state whether they agree with your disclosures or the extent to which they do not agree. Refer to Item 4.02(c) of Form 8-K.

Response #1:

We will amend the 8-K by filing the Company’s independent accountant’s letter as Exhibit 7.1 to Amendment No. 1 of the 8-K.

We hereby acknowledge that:

●           the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Ira Shapiro
Name:	Ira Shapiro
Title:	Chief Executive Officer